UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 1, 2021.

Buenos Aires, February 1, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Amendment to the

Exchange Offer and Consent Solicitation.

Dear Sirs:

We address you in relation to the exchange offers and consent solicitation related to (i) class XLVII notes due 2021 (the “Class XLVII Notes”); (ii) class XXVIII notes due 2024 (the “Class XXVIII Notes”); (iii) class XIII notes due march 2025 (the “Class XIII Notes”); (iv) class XXXIX notes due July 2025 (the “Class XXXIX Notes”); (v) class LIII notes due 2027 (the “Class LIII Notes”); (vi) class I under the frequent issuer regime due 2029 (the “Class I Notes”); and (vii) the class LIV notes due 2047 (the “Class LIV Notes” and together, the “Existing Notes”) described in the pricing supplement published by YPF S.A. (“YPF”) in the Autopista de la Información Financiera of the Comisión Nacional de Valores and on the Mercabo Abierto Electrónico S.A. website on January 7, 2021, as amended and restated on January 25, 2021 and as amended on February 1, 2021 (the “Pricing Supplement”).

In this sense, YPF has published on February 1st the amendment to the Pricing Supplement of the offer. For the benefit of investors, we have attached the press release relating to the proposed amendments to the exchange offer and consent solicitation which consist, among others, in the extension of the Withdrawal Deadline (as requested by clearing systems), the adjustment of the Exchange Consideration for the Class XLVII Notes due 2021, the information on the international credit rating assigned to the Notes and attach additional information.

All the terms not defined herein will have the meaning assigned to them in the Pricing Supplement.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 1, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer

YPF Sociedad Anónima Announces Third Amendment to Exchange Offers and Consent Solicitation

February 1, 2021— Buenos Aires, Argentina YPF Sociedad Anónima (“YPF” or the “Company”) today announced its decision to amend the terms and conditions of its amended and restated Exchange Offer and Consent Solicitation Memorandum dated January 25, 2021 (the “Exchange Offer and Consent Solicitation Memorandum”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Exchange Offer and Consent Solicitation Memorandum.

The Company has revised the terms and conditions of the Exchange Offers and Consent Solicitation to:

Extension of Withdrawal Deadline

In furtherance of requests made by clearing systems, the Exchange Offers and Consent Solicitation are hereby revised to extend the Withdrawal Deadline from 5:00 p.m., New York City time, on February 1, 2021 to 5:00 p.m., New York City time, on February 5, 2021.

Adjustment to the Elements that Constitute the Exchange Consideration for the 2021 Old Notes

The relative weight of the two elements that together constitute the Exchange Consideration per US$ 1,000 principal amount of 2021 Old Notes set forth in the cover of the Exchange Offer and Consent Solicitation Memorandum has been adjusted as follows: US$ 824 principal amount of New Secured 2026 Notes and US$ 283 cash payment.

The Exchange Consideration has been calculated taking into account Accrued Interest. Therefore, Eligible Holders who validly tender their 2021 Old Notes will not be entitled to receive any additional cash payment for any Accrued Interest on the 2021 Old Notes (such amount is included in the cash payment of the Exchange Consideration). No additional payments will be made in connection with the Consent Solicitation.

Recent Developments

Rating of Negotiable Obligations

On January 29, 2021, Moody’s Investors Service announced that it assigned a “Caa3” rating to the New Notes, with a stable outlook.

CNV approval of increase of the amount of YPF’s Frequent Issuer Program

On January 27, 2021, YPF obtained the CNV’s authorization to increase the amount of its Frequent Issuer’s Program, which is one of the conditions to acceptance of Old Notes tendered in any of the Exchange Offers and Proxies delivered in the Consent Solicitation. For more information see “Description of the Exchange Offers and Consent Solicitation— Conditions to the Exchange Offer and Consent Solicitation” in the Exchange Offer and Consent Solicitation Memorandum.

Additional Information

Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources — Capital investments, expenditures and divestments

2021 Investment Program

Subject to the availability of financial resources, the main drivers of YPF’s investment plan for 2021, as approved by its Board of Directors, as well as the related projections in terms of oil and gas production, are the following:

Investment Plan for 2021

(1)	Includes Gas & Power, Corporate and subsidiaries.

UPSTREAM BREAKDOWN BY BUSINESS UNIT	UPSTREAM BREAKDOWN BY PRODUCT

(*): estimated figures (**): projected figures

Production Plan for 2021

(*): estimated figures (**): projected figures

YPF’s ability to execute its investment plan for 2021 is dependent on numerous factors that YPF does not control or influence, such as the disposition of existing creditors (including holders of its outstanding bonds) to refinance YPF’s debt as well as other potential sources of liquidity such as funding in the local capital markets, potential non-core asset sales and improved operating cash flow. The projected growth in oil and gas production is also dependent on YPF’s ability to implement YPF’s investment plan. YPF can give no assurance that it will be successful in implementing its investment plan in full or in part, or that it will be able to increase its hydrocarbon production as indicated above.

Secured and Export-backed New Notes due 2026—Share Collateral

As described under “Risk Factors—Risk Factors relating to the Collateral—Enforcement of the Share Collateral may have adverse effects in the indebtedness of YPF Luz and its subsidiaries” and “—The Share Collateral securing the New Secured 2026 Notes is limited in nature, and the proceeds from the Collateral may be inadequate to satisfy payments on the New Secured 2026 Notes” in the Exchange Offer and Consent Solicitation Memorandum, upon the enforcement of the Share Collateral, YPF Luz or its subsidiaries may be required to repay all or part of the debt outstanding under several instruments that contain change of control provisions, which in the case of YPF Luz’s outstanding bonds also include a customary credit rating downgrading requirement. These instruments include bonds for an aggregate principal amount outstanding of US$ 550 million (as of September 30, 2020) and loans and other financing instruments for an aggregate principal amount outstanding plus accrued interest of approximately US$ 471 million (as of September 30, 2020). YPF Luz and its subsidiaries are also party to non-financial agreements that contain change of control provisions. Pursuant to the terms of the YPF Luz Shareholders’ Agreement and the YPF Luz bylaws, the registration of the transfer of shares following foreclosure of the Share Collateral is subject to satisfying applicable transfer restrictions and may require YPF Luz to have obtained appropriate waivers or consents from the relevant lenders and parties to those agreements. See “Risk Factors—Risk Factors relating to the Collateral— The Onshore Collateral Agent’s ability to foreclose on the Share Collateral on your behalf may be subject to legal and practical problems associated with shareholders agreement of YPF Luz and its bylaws” in the Exchange Offer and Consent Solicitation Memorandum. Following the occurrence of an event of default and until the registration of transfer is completed, pursuant to the Share Pledge Agreement, the Onshore Collateral Agent will be entitled to exercise the rights and privileges in respect of the Share Collateral, including the right to collect dividends, if any, and to vote in any meeting of YPF Luz, as instructed by the representative of the holders of the New Secured 2026 Notes or the acquirer of the pledged shares, as applicable. See “Description of the Secured and Export-backed New Notes due 2026—Security Interest—Share Collateral” in the Exchange Offer and Consent Solicitation Memorandum.

********

Except to the extent specifically provided for herein, all terms of the Exchange Offers and Consent Solicitation contemplated in the Exchange Offer and Consent Solicitation Memorandum and all other disclosures set forth in the Exchange Offer and Consent Solicitation Memorandum and the annexes thereto remain unchanged.

Eligible Holders who delivered their Proxies pursuant to the Consent Solicitation prior to the date hereof and do not revoke their Proxies prior to the Withdrawal Deadline shall be deemed to have accepted the terms and conditions of the Exchange Offers and Consent Solicitation as supplemented by this Amendment No .3. Direct Participants who have already submitted tender instructions and Proxies and do not wish to revoke do not need to take any further action. Eligible Holders who have validly tender their Old Notes and deliver their related Proxies on or prior to the Expiration Time (including Eligible Holders who validly tender their Old Notes and deliver their related Proxies on or prior to the date of this Amendment No. 3) will be eligible to receive, for each $1,000 principal amount of Old Notes so tendered, the consideration set forth in the table on the cover page of the Exchange Offer and Consent Solicitation Memorandum, as adjusted by this Amendment No. 3. If the conditions precedents are met or waived, the Company intends to settle the Exchange Offers and Consent Solicitation by no later than February 12, 2021.

YPF has not registered the New Notes under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. The New Notes are being offered for exchange only (i) to holders of Old Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (ii) outside the United States, to holders of Old Notes who are (A) not “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in reliance on Regulation S under the Securities Act, and (B) Non-U.S. qualified offerees. Only holders of Old Notes who have returned a duly completed Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer and Consent Solicitation Memorandum and to participate in the Exchange Offers and Consent Solicitation (such holders, “Eligible Holders”). In addition, Eligible Holders will need to specify in the Eligibility Letter whether they are Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees (each as defined in the Eligibility Letter).

D.F. King is acting as the Information and Exchange Agent for the Exchange Offers and Consent Solicitation. Questions or requests for assistance related to any of the Exchange Offers and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to D.F. King & Co., Inc. by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, New York, New York 10005, by email to ypf@dfking.com or by facsimile transmission at (212) 709-3328. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation. The Exchange Offer and Consent Solicitation Documents are available for Eligible Holders at the following web address: www.dfking.com/ypf.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., and Santander Investment Securities Inc. are acting as dealer managers (the “Dealer Managers”) for the Exchange Offers and Consent Solicitation.

Citigroup Global Markets Inc.	HSBC Securities (USA) Inc.	Itau BBA USA Securities, Inc.	Santander Investment Securities Inc.
388 Greenwich Street, 7th Floor New York, New York 10013 United States	452 Fifth Avenue New York, New York 10018 United States	540 Madison Avenue, 24th Floor New York, NY 10022 United States	45 East 53rd Street 5th Floor New York, New York 10022 United States

Attention: Liability Management	Attention: Global Liability	Attention: Debt Capital Markets
Group Call Collect: (212) 723-	Management Group	Collect: +1 (212) 710-6749	Attention: Liability
6106	Toll Free: +1 (888) HSBC-4LM	Toll Free: +1 (888) 770-4828	Management
US Toll-Free: (800) 558-3745	Collect: +1 (212) 525-5552		Collect: +1 (212) 940-1442
	lmamericas@us.hsbc.com		Toll Free: +1 (855) 404-3636

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes (as defined in the Exchange Offer and Consent Solicitation Memorandum) have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act. This press release does not constitute an offer of the New Notes for the sale, or the solicitation of an offer to buy any securities in any state or other jurisdiction in which any offer, solicitation, or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (B) (w) outside the United States as defined in Regulation S under the Securities Act, (x) if located within a Member State of the European Economic Area (“EEA”), “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”), (y) if located in the United Kingdom, “qualified investors” as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) and (z) if outside the EEA or the UK, are eligible to receive this offer under the laws of its jurisdiction (each an “Eligible Holder”). No offer of any kind is being made to any beneficial owner of Eligible Bonds who does not meet the above criteria or any other beneficial owner located in a jurisdiction where any of the Exchange Offers and Consent Solicitation are not permitted by law.

The distribution of materials relating to any of the Exchange Offers and Consent Solicitation may be restricted by law in certain jurisdictions. Any of the Exchange Offers and Consent Solicitation are void in all jurisdictions where they are prohibited. If materials relating to the Exchange Offers and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offers and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offers and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offers and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Forward-Looking Statements

This Amendment No. 3 contains statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of YPF and its management, including statements with respect to trends affecting its financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes, YPF’s ability to satisfy its long-term sales commitments from future supplies available to YPF, YPF’s ability service its outstanding debt, dates or periods in which production is scheduled or expected to come on- stream, as well as its plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings and investments. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. Accordingly, YPF’s future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and ability to meet YPF’s long-term sales commitments or pay dividends or service its outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in YPF’s business strategy and operations, its ability to find partners or raise funding under its current control, the ability to maintain the YPF’s concessions, and general economic and business conditions in Argentina, the effects of pandemics, such as the novel coronavirus, on the economy of Argentina and its effects on global and regional economic growth, supply chains, YPF’s creditworthiness and the creditworthiness of Argentina, counter-party risks, as well as on logistical, operational and labor matters, as well as those factors described in “Risk Factors” in the Exchange Offer and Consent Solicitation Memorandum and in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in YPF’s 20-F “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the UK Financial Services and Market Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA.

This document has not been approved by an authorized person for the purposes of section 21 of the FSMA. This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or

(iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied upon by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.